Exhibit 21

HomeFed Corporation List of Subsidiaries

Name	State of Incorporation/Organization

Bird Ranch Development Company, LLC	Delaware
CDS Devco	California
CDS Holding Corporation	Delaware
Flat Rock Land Company, LLC	Delaware
HomeFed Communities, Inc.	California
HomeFed Communities LLC	Delaware
HomeFed Fanita Rancho, LLC	Delaware
HomeFed Resources, Inc.	California
JWO Land, LLC	Delaware
Paradise Valley LLC	Delaware
Paradise Valley Communities No.1	California
Otay Land Company, LLC	Delaware
Otay Valley Development Company, LLC	Delaware
Northfork Communities	California
Rampage Vineyard, LLC	Delaware
SEH F1, LLC	Delaware
San Elijo Hills Construction Company	California
San Elijo Hills Development Company, LLC	Delaware
San Elijo Hills Town Center, LLC	Delaware
San Elijo Ranch, Inc.	California